CUTLER LAW GROUP
                         Attorneys at Law
                         www.cutlerlaw.com           M. Richard Cutlre


                                February 26, 2007

Christopher Owings
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington,  D.C.  20549

RE:     Stem Cell Therapy International, Inc.
          Amendment No. 3 to Registration Statement on Form 10-SB
          Filed January 19, 2007, File No. 0-51931
          Form 10-QSB for Fiscal Quarter Ended December 31, 2006
          Filed February 16, 2007, File No. 0-51931

Gentlemen and Ladies:

     This letter is written in response to your correspondence dated February 21, 2007 and addressed to Calvin C. Cao, Chief Executive Officer and President of Stem Cell Therapy International, Inc. (the "Company"). This letter includes responsive comments to your letter. All page references are to the marked copy sent supplementally by .pdf copy.

     The responses contained herein correspond in Part and Number to the comments in your letter of February 21, 2007.

GENERAL
-------

1. We note your response to comment 1 in our letter dated December 7, 2006. Please update your financial statements as required by Item 310 of Regulation S-B.

We have updated our financial statements as required by Item 310 of Regulation S-B to reflect the financial information at December 31, 2006.

LICENSE AGREEMENT WITH INSTITUTE OF CELL THERAPY, PAGE 21
---------------------------------------------------------

2. We note your response to comment 2 in our letter dated December 7, 2006. In the fourth paragraph of this section, you state that your licensing agreement with the Institute of Cell Therapy guarantees a minimum of "60 portions per twelve month period." Please describe further one of these portions that you are required to purchase. Also, in the second paragraph of your Results of Operations section on page 41, you state that you anticipate positive gross margins on future patient services and delivery of your stem cell biological products. Please disclose your reasons for having this belief.

The biological component of a portion purchased from ICT is comprised of umbilical cord blood and includes additional growth hormone additives and nerve growth factors. We have amended our filing to note that the reason for the anticipated positive gross profit margins on future patient services and delivery of the stem cell biological products is due to the fact that we do not expect to incur additional charges from ICT for not meeting the contractual minimum purchase requirements as our sales have continued to increase. See page 21 and page 41 of the amended Form 10-SB.

ITEM 6.  EXECUTIVE COMPENSATION, PAGE 53
----------------------------------------

3. We note your response to comment 10 in our letter dated December 7, 2006. Please update your disclosure as required by Item 402 of Regulation S-B.

We have revised our disclosure to include the value of cash and noncash compensation provided to Daniel Sullivan for the fiscal year ended 2005. See page 54 of the amended Form 10-SB.

Prior comment 10 referred to stock purchased by Mr. Cao in Stem Cell Therapy - Florida which was acquired by the issuer. That stock would not be considered as compensation for Mr. Cao and is consequently not added to the compensation discussion although it is disclosed elsewhere in the document.

FINANCIAL STATEMENTS, PAGE F-1
------------------------------

4. We note your response to comment 14 of our letter dated December 7, 2006. Your response letter dated July 27, 2006 stated that the stock price was $1.88 in September 2005, although this does not appear consistent with your Item 1 disclosure on page 59 of Amendment 3. In this regard, we note the high and low prices for the second quarter were .22 and .001, respectively. Please revise, or clarity. Also, please provide to us the closing stock price and exact date when the reverse acquisition closed. Lastly, explain to us and revise your disclosure to clearly explain any liquidation preferences that may exist with your preferred stock. See SFAS no 129.

The Item 1 disclosure on page 59 of Amendment 3 relates to the calendar quarters, not the Company's fiscal quarters. Therefore, if you note the high and low prices for the calendar third quarter of $2.70 and $.51, respectively, the $1.88 stock price does appear consistent. The disclosure on page 58 of the amended Form 10-SB includes a header "calendar quarters".

The reverse acquisition occurred on September 1, 2005 when the stock price closed at $0.07 per share.

Please be advised that the Preferred Stock does not include any liquidating preferences. We have revised the disclosure on page 57 of the amended Form 10-SB to reflect that.

FORM 10-QSB FOR THE FISCAL QUARTER ENDED DECEMBER 31, 2006
----------------------------------------------------------

ITEM 3.  CONTROLS AND PROCEDURES
--------------------------------

5. We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were also effective in that "[m]aterial information was made known to them by others within those entities, particularly during the period when this report was being prepared." Please revise this part of the definition of disclosure controls and procedures to more accurately state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is "[a]ccumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." See Exchange Act Rules 13a-15(e) and 15d-15(e).

We have revised the disclosure as requested.

6. We note your response to comment 16 in our letter dated December 7, 2006. In the last sentence of this section, you state that there were no "significant" changes in your internal controls "or in other factors" that have materially affected, or are reasonably like to effect, your internal controls over financial reporting during the most recent fiscal period. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-B. Please amend your document to state, if true, that there were no changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting.

We have revised the disclosure as requested.

------------------------------------

     A pdf copy of the Amended Filing redlined with all changes from the original filing, along with a hard copy of this letter has been attached to the "correspondence" file provided in conjunction with the Edgar filing of said documents. If you have any further questions or comments, please do not hesitate to contact us.

                                   Very truly yours,

                                   /s/ M. Richard Cutler

                                   M.  Richard Cutler